UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SERVIDYNE, INC.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

81765M106

(CUSIP Number)

Dana DuFrane

Vice President and General Counsel

2 Bryant Street, Suite 210

San Francisco, CA 94105

(415) 625 4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81765M106

1.	Names of Reporting Persons Scientific Conservation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,204,116(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,204,116(1)
12.	Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 57.6%
14.	Type of Reporting Person (See Instructions) CO

(1)	Pursuant to the Support Agreements described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 2,204,116 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $1.00 per share (“Common Stock”), of Servidyne, Inc., a Georgia corporation (the “Issuer”). The Issuer has its principal executive offices at 1945 The Exchange, Suite 300, Atlanta,

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed by Scientific Conservation, Inc., a Delaware corporation (“SCI” or the “Reporting Person”), which has its principal office at 2 Bryant Street, Suite 210, San Francisco, CA 94105.

SCI is a leading provider of energy efficiency solutions via Predictive Diagnostics and Analytics for the $5 billion commercial building market. SCI’s suite of energy management solutions uses the industry’s first software-as-a-service (SaaS) platform to help reduce annual energy spending by comparing predicted energy and system efficiencies against real-time operation.

Set forth on Schedule A to this Schedule 13D is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

(d) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers identified on Schedule A to this Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers identified on Schedule A to this Schedule 13D, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the directors and executive officers required to be listed in Schedule A are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person may be deemed to have acquired beneficial ownership of 2,204,116 shares of Common Stock pursuant to the Support Agreements (as defined in Item 4 below) between SCI and each of the following executive officers, directors, affiliates of directors and/or shareholders of the Issuer: (1) Alan R. Abrams, Chairman and Chief Executive Officer of the Issuer; (2) J. Andrew Abrams, Executive Vice President of the Issuer; (3) Abrams Partners, L.P., an entity affiliated with Alan R. Abrams and J. Andrew Abrams; (4) Ann U. Abrams; (5) David L. Abrams; (6) Janet B. Abrams; (7) Kandu Partners L.P.; and (8) Judy O’ Neill (collectively, the “Supporting Shareholders”). As of June 26, 2011, the Supporting Shareholders beneficially owned an aggregate of 2,204,116 shares of Common Stock (which number includes, pursuant to

Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 150,916 shares of Common Stock issuable upon the exercise of stock options and stock appreciation rights (“SARs”) that are exercisable within 60 days after June 26, 2011 (the “Option Shares”)), representing approximately 57.6% of the sum of (i) 3,675,782 shares of Common Stock represented by the Issuer in the Merger Agreement (as defined in Item 4 below) to be outstanding as of June 26, 2011 and (ii) the Option Shares. The Supporting Shareholders entered into the Support Agreements as an inducement to SCI and Merger Sub (as defined in Item 4 below) to enter into the Merger Agreement. The Subject Securities (as defined in Item 4 below) to which this Schedule 13D relates have not been purchased by the Reporting Person. The Reporting Person has not paid additional consideration to the Supporting Shareholders in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

(a)-(b) On June 26, 2011, SCI, Scrabble Acquisition, Inc., a Georgia corporation and a wholly-owned subsidiary of SCI (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly-owned subsidiary of SCI (the “Merger”). The completion of the Merger is subject to various customary conditions, including, among others: (i) the approval of the Issuer’s shareholders; (ii) receipt by SCI of environmental condition reports on certain of the Issuer’s owned real properties (other than the corporate headquarters building) evidencing no negative environmental conditions; (iii) receipt of certain material third party consents; (iv) termination of certain deferred compensation plans and the severance plan of the Issuer; (v) that holders of less than 5% of the outstanding Common Stock exercise statutory dissenters’ rights; (vi) the repayment of certain outstanding debt of the Issuer; and (vii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Issuer, SCI and Merger Sub, respectively, and compliance by the Isuer, SCI and Merger Sub with their respective obligations under the Merger Agreement.

Concurrently with, and as an inducement to SCI and Merger Sub to enter into the Merger Agreement, each of the Supporting Shareholders entered into Voting and Support Agreements (the “Support Agreements”). Supporting Shareholders holding approximately 28.4% of the outstanding voting power of the Issuer (as of June 26, 2011)—including the Issuer’s Chairman and Chief Executive Officer and its Executive Vice President and their affiliates—have executed Support Agreements pursuant to which such shareholders have agreed to vote the Common Stock held by such Supporting Shareholders on the date of the Support Agreements, as well as any other shares of Common Stock acquired after that date and any other shares of capital stock of the Issuer owned, beneficially or of record, by such Supporting Shareholders during the term of the Support Agreements (the “Subject Securities”) in favor of the Merger, and against competing transactions, and have granted an irrevocable proxy to SCI with respect to these matters. Shareholders holding approximately 27.4% of the outstanding voting power of the Issuer (as of June 26, 2011) have executed Support Agreements pursuant to which such shareholders have agreed to vote such shareholders’ Subject Securities in favor of the Merger, and against competing transactions, and have granted a proxy to SCI; provided, however, these Support Agreements, and the related proxies, terminate upon the withdrawal or modification of the recommendation of the Issuer’s board of directors to the shareholders to approve the Merger.

The foregoing summary descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and forms of Support Agreements, copies of which are attached as exhibits hereto or incorporated herein by reference.

(c) Not applicable

(d) Upon the consummation of the Merger, the directors and officers of Merger Sub immediately prior thereto will become the directors and officers, respectively, of the Issuer as the surviving corporation in the Merger.

(e) Under the terms of the Merger Agreement, the Issuer may not, without SCI’s prior written consent, among other things: (A) split, combine, subdivide or reclassify any shares of capital stock, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for the Issuer’s customary quarterly cash dividend of $0.01 per share and cash dividends made by any direct or indirect wholly-owned subsidiary of the Issuer to the Issuer or one of its wholly-owned subsidiaries.

(f) Upon the consummation of the Merger, the Issuer, as the surviving corporation in the Merger, will become a direct, wholly-owned subsidiary of SCI.

(g) Upon the consummation of the Merger, the articles of incorporation and bylaws of the Issuer as the surviving corporation in the Merger shall be amended and restated to conform to the articles of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the consummation of the Merger, except that the name of the surviving corporation shall be “Servidyne, Inc.” In addition, the Merger Agreement contains provisions that limit the ability of the Issuer to engage in a transaction that would entail a change of control of the Issuer (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h)–(i) Upon the consummation of the Merger, the Common Stock will be delisted from the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Reporting Person reserve the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a) – (b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Support Agreements, the Reporting Person shares the power to vote or to direct the vote of the Subject Securities with respect to the matters set forth in the Support Agreements. Assuming the exercise of stock options exercisable within 60 days after June 26, 2011, as of such date the Subject Securities represented in the aggregate approximately 57.6% of the issued and outstanding shares of Common Stock as determined pursuant to Rule 13d-3 under the Exchange

Act (based on (i) 3,675,782 shares of Common Stock issued and outstanding as of June 26, 2011 as represented by the Issuer in the Merger Agreement, (ii) an aggregate of 2,053,200 issued and outstanding shares of Common Stock subject to the Support Agreements and (iii) an aggregate of 150,916 Option Shares subject to the Support Agreements).

In addition, all additional securities of the Company (including all additional shares of Common Stock and all additional options, warrants and other rights to acquire shares of Common Stock) of which the Supporting Shareholders acquire ownership during the period from the date of the Support Agreements through the Proxy Expiration Date (as defined in the Support Agreements) will also be subject to the terms of the Support Agreements. Accordingly, any such acquisition or receipt of shares of securities of the Issuer by any Supporting Shareholder may result in the Reporting Person being deemed to be the beneficial owner of such additional shares. However, the Reporting Person hereby disclaims beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Persons is, for any or all purposes, the beneficial owner(s) of any of the Subject Securities covered by this Schedule 13D.

Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by the Reporting Person, or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D.

The foregoing summary descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and forms of Support Agreements, copies of which are attached as exhibits hereto or incorporated herein by reference.

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Support Agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A to this Schedule 13D, has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of June 26, 2011, by and among Scientific Conservation, Inc., Scrabble Acquisition, Inc. and Servidyne, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Servidyne, Inc. filed by Servidyne, Inc. on June 28, 2011).

2.	Form of Voting and Support Agreement With Respect to Approximately 28% of the Voting Power of the Company (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Servidyne, Inc. filed by Servidyne, Inc. on June 28, 2011).

3.	Form of Voting and Support Agreement With Respect to Approximately 27% of the Voting Power of the Company (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K of Servidyne, Inc. filed by Servidyne, Inc. on June 28, 2011).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2011	SCIENTIFIC CONSERVATION, INC.

	By:	/s/ Dana DuFrane
Dana DuFrane
Vice President and General Counsel

Exhibit Index

1.	Agreement and Plan of Merger, dated as of June 26, 2011, by and among Scientific Conservation, Inc., Scrabble Acquisition, Inc. and Servidyne, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Servidyne, Inc. filed by Servidyne, Inc. on June 28, 2011).

2.	Form of Voting and Support Agreement With Respect to Approximately 28% of the Voting Power of the Company (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Servidyne, Inc. filed by Servidyne, Inc. on June 28, 2011).

3.	Form of Voting and Support Agreement With Respect to Approximately 27% of the Voting Power of the Company (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K of Servidyne, Inc. filed by Servidyne, Inc. on June 28, 2011).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of the Reporting Person. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

Name	Position	Present Principal Occupation or Employment and Business Address
Russel H. McMeekin	Director, Chief Executive Officer	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105

John Pitcher	Director, Chief Operating Officer	Scientific Conservation, Inc. 400 Interstate No. Pkwy. SE, Ste 500 Atlanta GA 30339

Raj Atluru	Director	Partner, Silver Lake Kraftwerk 2020 Pioneer Court San Mateo, CA 94403

Gary Dillabough	Director	Managing Partner, The Westly Group 2200 Sand Hill Road, Suite 250 Menlo Park, CA 94025

John Fisher	Director	Managing Director, Draper Fisher Jurvetson 2882 Sand Hill Road, Suite 150 Menlo Park, CA 94025

Joshua Raffaelli	Director	Partner, Silver Lake Kraftwerk 2020 Pioneer Court San Mateo, CA 94403

Barry Schuler	Director	Managing Director, DFJ Growth Fund 2882 Sand Hill Rd, Suite 150 Menlo Park, CA 94025

Dana DuFrane	Vice President, General Counsel	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105

Tom Galanty	Executive Vice President, Corporate Operations & Technology	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105

Jeff Moran	Chief Financial Officer	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105

Pat Richards	Vice President, Software Engineering	Scientific Conservation, Inc. 400 Interstate No. Pkwy. SE, Ste 500 Atlanta GA 30339

Bryce Rubio	Vice President, Information Technology	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105

Andrew Tang	Executive Vice President, Corporate Strategy, Development & Utility Channel	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105

Alan White	Executive Vice President, Corporate Business Development	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105

Dave Weinerth	Vice President, Strategic Accounts	Scientific Conservation, Inc. 2 Bryant Street, Suite 210 San Francisco, CA 94105